

Mail Stop 3720

July 14, 2006

**VIA U.S. MAIL AND FAX (512) 878-4010**

Mr. Matthew Wilfley
Chief Financial Officer
Grande Communication Holdings Inc.
401 Carlson Circle
San Marcos, TX   78666

      **Re:**    **Grande Communication Holdings Inc.**
               **Form 10-K for Fiscal Year Ended December 31, 2005**
               **Filed March 31, 2006**
               **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
               **Filed May 12, 2006**
               **File No. 333-115602**

Dear Mr. Wilfley:

      We have reviewed your filings and have the following comments.  We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Forn 10-K for Fiscal Year Ended December 31, 2005

Selling, general and administrative expenses, page 39

1. Citing your basis in the accounting literature, tell us why you include the costs of customer installation personnel in selling, general and administrative expenses.  Also, tell us how these costs relate to your capitalization policy as discussed on page 48.  We note that your revenues include installation services performed by installation personnel.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Cost of revenues, page 42

2. We note your statement that "gross margin will trend upward as the percentage of revenues derived from our cable television, telephone, broadband Internet and other services and our broadband transport services, which are higher margin services, increase in accordance with our business plan."  It appears that your analysis of gross margins may be based on cost of revenues which exclude the cost of depreciation per page F-4.  Please revise your disclosure to account for depreciation expense in your calculation of gross margins.  Absent any conforming presentation in the consolidated statements of operations or a separate note on your calculation of gross margins, please delete any reference to gross margins.  Refer to SAB Topic 11:B.

Critical Accounting Policies and Estimates

Revenue recognition, page 47

3. Tell us and disclose your consideration of EITF 00-21 with respect to the recognition of revenues from multiple element arrangements that include bundled services and equipment sales.  Additionally, please disclose how you account for installation revenue.

Classification of Direct Labor and Other Overhead Costs, page 48

4. Please disclose if the overhead rate applied to capitalized labor is based on a standard, projected or actual rate.  If other than actual, please disclose how us you account for the rate variance in your financial statements.  Additionally, please disclose when the capitalized labor costs are charged to expense and how you determined the amortization period.

5. We note on page 37 that you had significant capacity available in your network due to the loss of the MCI contract.  Tell us if excess capacity continues to exist and if the related costs are included in the calculation of your overhead rate.

Valuation of Long-lived Assets and Intangible Assets, page 48

6. We note that you used an independent appraisal firm for valuation testing. While you are not required to make reference to a third party, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete any reference to an "independent" valuation, you should revise to provide disclosures that explain the method and underlying assumptions used by management to determine the valuation.

Consolidated Statements of Operations, page F-4

7. It appears that you derive revenues from the sale of equipment in addition to the provision of services per your disclosure on page 36. Please revise your presentation to disaggregate revenues and the corresponding cost of revenue related to product sales and services. Refer to Rule 5-03(b) of Regulation S-X.

3. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-9

8. We note that you perform goodwill impairment testing at the reporting unit level. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

9. We note that you have not provided segment disclosures in your footnotes. We further note on page 40 your separate revenue presentation for your various services. Tell us how you determined your segments under SFAS 131, and why your cable television, telephone, broadband internet and other, broadband transport services, and network services would not be considered separate segments. Your response should address how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

Form 10-Q for the Quarterly Period Ended March 31, 2006

5. Subsequent Events, page 6

10. Please describe for us the accounting impact of the re-pricing of substantially all of your outstanding common stock options to $ .05 per share.

\* \* \* \*

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director